Exhibit 99.1

Hywin Holdings Ltd.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: HYW)

NOTICE OF EXTRAORDINARY GENERAL MEETING

To be Held on July 17, 2024

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (the “EGM”) of Hywin Holdings Ltd. (the “Company”) will be held at Meeting Room 15B, Level 15, AIA Central, No.1 Connaught Road Central, Central, Hong Kong on Wednesday, July 17, 2024, at 10:00 a.m., Hong Kong Time (or 10:00 p.m. Tuesday, July 16, 2024, New York Time) for the following purposes:

AGENDA

To consider, and if thought fit, pass the following resolutions as Special Resolutions:

1.	THAT subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands by way of issuing a certificate of incorporation on change of name, the English name of the Company be changed from “Hywin Holdings Ltd.” to “Santech Holdings Limited”, and the Chinese name “三合智能控股有限公司” be adopted and registered as the dual foreign name of the Company (“Change of Company Name”) with effect from the date of the certificate of incorporation on change of name issued by the Registrar of Companies in the Cayman Islands; and that any one director of the Company be and is/are hereby authorised to do all such acts and things and execute all such documents, including under seal where appropriate, as he/she consider(s) necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Change of Company Name and to attend to any necessary registration and/or filing in the Cayman Islands for and on behalf of the Company.

2.	Subsequent to the passing of the special resolution (1) above, that

(a)	the existing memorandum and articles of association of the Company (the “Existing M&A”) be amended to reflect, among other things, the Change of Company Name, the approvals required for appointment and removal of directors, and the exemption of the Company from holding an annual general meeting in each year;

(b)	the Second Amended and Restated Memorandum and Articles of Association of the Company, incorporating the changes as set out in (a) above (the “New M&A”), and a copy of which has been produced to the Meeting and marked “A” and initialed by the chairman of the Meeting, be and is hereby approved and adopted in substitution for and to the exclusion of the Existing M&A of the Company;

(c)	any one director of the Company be and is/are hereby authorised to do all such acts and things and execute all such documents, including under seal where appropriate, as he/she consider(s) necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the New M&A; and the registered office provider of the Company be authorized and instructed to file the New M&A with the Registrar of Companies in the Cayman Islands and to do and complete all other matters ancillary to such filing as may be necessary or desirable in order to give effect to the amendment and restatement of the M&A in the Cayman Islands.

Holders of record of the Company’s ordinary shares (the “Ordinary Shares”), as of the close of business on Thursday, June 20, 2024, Hong Kong Time (the “Ordinary Shares Record Date”), will be eligible to attend and vote at the EGM. Holders of record of the Company’s American Depositary Shares (the “ADSs”) as of the close of business on Thursday, June 20, 2024, New York Time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying ordinary shares must give voting instructions to and act through Deutsche Bank Trust Company Americas, the depositary of the ADSs.

FORM OF PROXY AND FORM OF VOTING CARD FOR ADSs

A holder of Ordinary Shares as of the Ordinary Shares Record Date may appoint a proxy to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Ordinary Shares represented by the ADSs. Please refer to the form of proxy (for holders of Ordinary Shares) or form of voting card for ADSs (for holders of ADSs) for further details and instructions, which are also available for viewing on the “Investor Relations – Shareholder Meeting” section of our website at http://ir.hywinwealth.com and website of the U.S. Securities and Exchange Commission at www.sec.gov.

Holders of record of the Company’s Ordinary Shares as of the Ordinary Shares Record Date are cordially invited to attend the EGM in person. Your vote is important. You are urged to complete, sign, date and return the accompanying form of proxy to us (for holders of Ordinary Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the form of proxy by no later than 10:00 a.m. on July 15, 2024, Hong Kong Time to ensure your representation at the EGM, and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York Time, on July 12, 2024 to enable the votes attaching to the Ordinary Shares represented by your ADSs to be cast at the EGM.

By Order of the Board of Directors of Hywin Holdings Ltd.

/s/ Han Hongwei
Han Hongwei
Chairman of the Board of Directors

Shanghai, People’s Republic of China
June 28, 2024